Notice to Participants
Dated November 30, 2021

Dear Plan Participants,

We appreciate your participation in the Citizens, Inc. Stock Investment Plan (the “Plan”). As permitted by the Plan, we have made certain changes to the Plan, effective November 9, 2021. These changes include, among others:

•The minimum initial investment required to participate in the Plan has been increased to $500 from $250, except for a policyholder or independent consultant who assigns policy benefits or commissions, as applicable, in which case, no minimum applies;
•The minimum additional investment amount has been increased to $50 from $25; therefore if you participate in recurring automatic deductions and your current amount is less than $50, you will need to increase your amount to $50 by December 15, 2021 or your participation will be terminated;
•The Plan Administrator will wait up to three business days after receipt of a check or electronic funds transfer to ensure it receives good funds and will then seek to purchase shares for optional cash investments on the next optional cash investment date;
•We may waive the $120,000 annual maximum investment amount, upon request and in our sole discretion; and
•We will no longer issue share certificates for shares purchased through the Plan; all shares will be held in book-entry form, which we believe is a safer option for our shareholders.

We filed a new registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) on November 10, 2021 that summarizes the revised terms and conditions of the amended Plan. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Plan. You can view and print a copy of the prospectus through the SEC’s website at www.sec.gov and through our website at www.citizensinc.com/investors-sec-filings. You may also request a copy of the prospectus in writing from the Plan Administrator, Computershare Trust Company, N.A. by calling 1-877-785-9659. In addition, you can view and print a copy of the prospectus and also increase your recurring automatic deduction minimum at the Plan Administrator’s website at www.computershare.com/investor.

We thank you for your continued interest and support of our company.

Sincerely,

/s/ Gerald W. Shields

Gerald W. Shields
Interim President and Chief Executive Officer, Citizens, Inc.

Investing in our common stock involves risks. You should carefully consider the risks described in in the Plan prospectus, our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission in connection with your continued participation in the Plan.